Exhibit 99.148

DeFi Technologies and Professional Capital Management Partners to Enter U.S. ETF Market

●	Partnership Announcement: DeFi Technologies Inc. and Professional Capital Management (led by Anthony Pompliano) have partnered to capitalize on opportunities in the fast-growing U.S. exchange-traded fund (ETF) market.

●	Leveraging Expertise for Market Innovation: This partnership combines DeFi Technologies’ expertise in digital asset ETPs, through its subsidiary Valour Inc., with Professional Capital Management’s success in building profitable companies and utilizing media reach.

●	Strategic Market Positioning: The partnership aims to deliver innovative ETF solutions that cater to the evolving needs of U.S. investors while leveraging DeFi Technologies’ and Anthony Pompliano’s unique brand and market positioning to establish a strong presence in the North American ETF market.

TORONTO – September 5, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that it has partnered with Professional Capital Management, a disruptive investment firm focused on serving self-directed investors with unique capital allocation opportunities. This strategic partnership will focus on identifying and capitalizing on market entry opportunities within the rapidly expanding exchange-traded fund (“ETF”) space in the United States.

Over the last two decades, the growth of ETFs has emerged as one of the most disruptive trends within the asset management industry. As of early 2024, the total assets under management (“AUM”) for U.S.-listed ETFs have surpassed US $7.5 trillion, growing at an impressive compound annual growth rate (“CAGR”) of approximately 15% since 2010. This growth, nearly three times faster than that of traditional mutual funds, has been fueled by the increasing popularity of ETFs among both institutional and individual investors.

Bridging Expertise to Drive Innovation

Professional Capital Management, founded by entrepreneur and investor Anthony Pompliano, is an investment firm that builds businesses to provide unique investment opportunities to self-directed investors. Over the past two years, the firm has co-founded and operated nine profitable companies across various industries, demonstrating a unique ability to solve real-world problems while achieving attractive capital growth. In addition to building businesses, Anthony Pompliano has invested in nearly 200 companies and oversees one of the largest independent financial media platforms in the world, further solidifying his influence in the industry.

“ETFs represent a transformative opportunity to redefine how investors access and manage their portfolios,” said Anthony Pompliano. “By partnering with DeFi Technologies, we are combining our strengths to introduce innovative ETF products that cater to the growing demand for active and alternative investment strategies. This joint venture is about pushing the boundaries of what is possible in the ETF space and delivering value to a broader range of investors.”

DeFi Technologies brings significant experience to this joint venture through its wholly owned subsidiary, Valour Inc., which has successfully issued a range of exchange-traded products (“ETPs”) across European markets. Valour’s expertise in creating innovative, fully hedged, and physically backed digital asset ETPs uniquely positions DeFi Technologies within the ETF space. Valour’s product suite—including pioneering offerings like the Bitcoin Zero and Ethereum Zero products, which are fully hedged and fee-free—demonstrates a deep understanding of both traditional and digital asset management. This experience in developing cutting-edge ETPs, including the world’s first and only yield-generating Bitcoin ETP, ensures that DeFi Technologies and Professional Capital Management are well-equipped to create differentiated ETF products that meet the evolving needs of investors in the U.S. market.

By leveraging Valour’s experience in navigating complex regulatory environments and delivering secure, efficient access to digital assets, DeFi Technologies is poised to accelerate its entry into the U.S. ETF market. This joint venture represents a strategic step forward in expanding DeFi Technologies’ footprint in the rapidly growing ETF sector, utilizing its established ETP expertise to offer innovative investment solutions across both digital and traditional asset classes.

“We are thrilled to join forces with Professional Capital Management, a firm that shares our vision for innovation and growth,” said Olivier Roussy Newton, CEO of DeFi Technologies. “This joint venture combines the best of both worlds: our deep expertise in digital assets and ETPs and their exceptional ability to scale profitable ventures and find unique investment opportunities. Together, we are well-positioned to lead the next wave of ETF innovation in the U.S. market, encompassing both digital assets and beyond.”

About Professional Capital Management

Professional Capital Management is a modern investment firm dedicated to serving self-directed investors with unique investment opportunities. With a focus on innovation, Professional Capital Management has successfully co-founded and scaled numerous profitable companies across diverse industries. Led by a team of seasoned entrepreneurs and investors, including founder Anthony Pompliano, the firm is committed to transforming ideas into real-world solutions. For more information please visit https://www.professionalcapital.com/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, or visit defi.tech for more information.

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the objectives and potential business opportunities of the partnership between DeFi Technologies and Professional Capital Management; expected synergies from the partnership; and the growth and adoption of ETFs, decentralized finance, and digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of any ETFs or ETPs developed by the Company and Professional Capital Management; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

3